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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                           CARRIER ACCESS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                    144460102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                 ROGER L. KOENIG
                             CHIEF EXECUTIVE OFFICER
                           CARRIER ACCESS CORPORATION
                               5395 PEARL PARKWAY
                                BOULDER, CO 80301
                                 (303) 442-5455

  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   ----------

                                   COPIES TO:

                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                              J. ROL WILLIAMS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                   ----------

                            CALCULATION OF FILING FEE

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     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $ 4,604,542                                  $ 920.91
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

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,781,619 shares of common stock of Carrier Access Corporation having an aggregate value of $4,604,542 as of August 15, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:  Not applicable.
                    Form or Registration No.: Not applicable.
                    Filing party: Not applicable.
                    Date filed: Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 20, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Carrier Access Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 5395 Pearl Parkway, Boulder, CO 80301. The telephone number of its principal executive office is (303) 442-5455. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Carrier Access") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange certain options to purchase shares of the Company's Common Stock, par value $0.001 per share, having an exercise price of $10.00 or more that are outstanding under (i) the Company's 1998 Stock Incentive Plan, as amended, and as may be amended from time to time (the "1998 Plan") and (ii) the Company's 1995 Stock Incentive Plan (the "1995 Plan" and, together with the 1998 Plan, the "Option Plans") for New Options to purchase Common Stock that will be granted under the 1998 Plan (the "New Option(s)"), upon the terms and subject to the conditions described in (a) the Offer to Exchange, (b) the Memorandum from Roger L. Koenig, dated August 20, 2001 and attached hereto as Exhibit (a)(2), (c) the Election Form attached hereto as Exhibit (a)(3), (d) the Notice to Withdraw from the Offer attached hereto as Exhibit (a)(4) (collectively, as they may be amended from time to time, the "Offer"), and (e) the form of Promise to Grant Stock Option(s) attached hereto as Exhibit (a)(5). Eligible employees will receive a number of shares subject to New Options for every share subject to the options tendered which varies according to the most recent performance rating received by the participant under the Company's performance rating system. Employees who are rated "outstanding" will receive three shares subject to New Options for every four shares subject to options tendered. Employees who are rated "exceeds" will receive two shares subject to New Options for every three shares subject to options tendered. Employees who are rated "key contributor" will receive one share subject to New Options for every two shares subject to options tendered. Employees who are rated "limited" or "missed" will be ineligible to participate in the exchange offer. Employees holding options who have not received a performance rating under the Company's performance rating system were granted options with an exercise price below the $10.00 threshold exercise price required to participate in the Exchange Offer, and are therefore not eligible to participate in the Exchange Offer. Employees who have received "outstanding," "exceeds" or "key contributor" performance ratings are eligible to participate in the Offer if they are employees of the Company or one of the Company's subsidiaries as of the date the Offer commences and remain employees through the date on which the tendered options are cancelled, but only if they are residents of the United States or are employed by subsidiaries of the Company located in the United States and are subject solely to the tax laws in the United States. In order to receive a New Option, a participant must also remain an eligible employee as of the date the New Options are granted. In addition, affiliates of the Company, which include members of the Board of Directors and executive officers of the Company listed on Schedule A to the Offer to Exchange, are not eligible to participate in the Offer. As of August 15, 2001, there were options to purchase 4,172,215 shares of the Company's Common Stock outstanding. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Extension of Offer; Termination; Amendment") and Section 16 ("Fees and expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions to the Offer") is incorporated herein by reference.

         (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth (i) in the Offer to Exchange under
Section 10 ("Information Concerning Carrier Access"), Section 17 ("Additional Information") and Section 18 ("Financial Information"), (ii) on pages 25 through 38 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and (iii) on pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

         (b) Not applicable.

         (c) The information set forth in the Offer to Exchange under Section 18 ("Financial Information") is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a)  (1) Offer to Exchange, dated August 20, 2001.

              (2) Memorandum from Roger L. Koenig, dated August 20, 2001.

              (3) Election Form.

              (4) Notice to Withdraw from the Offer.

              (5) Form of Promise to Grant Stock Option(s).

              (6) Carrier Access Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

              (7) Carrier Access Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

              (8) Memorandum from Roger L. Koenig to managers of Carrier Access Corporation, dated August 20, 2001.

         (b) Not applicable.

         (d) (1) Carrier Access Corporation 1998 Stock Incentive Plan, as amended.

              (2) Carrier Access Corporation 1995 Stock Option Plan.

              (3) Carrier Access Corporation 1998 Stock Incentive Plan
Prospectus.

         (g) Not applicable.

         (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

                                             CARRIER ACCESS CORPORATION

                                             /s/ TIMOTHY ANDERSON
                                             -----------------------------------
                                             Timothy Anderson
                                             Chief Financial Officer


Date: August 20, 2001




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                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                  DESCRIPTION
 -------                 -----------

  (a)(1)                 Offer to Exchange, dated August 20, 2001.

  (a)(2)                 Memorandum from Roger L. Koenig, dated August 20, 2001.

  (a)(3)                 Election Form.

  (a)(4)                 Notice to Withdraw from the Offer.

  (a)(5)                 Form of Promise to Grant Stock Option(s).

  (a)(6) Carrier Access Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30,
                         2001 and incorporated herein by reference.

  (a)(7)                 Carrier Access Corporation Quarterly Report on Form
                         10-Q for the quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14,
                         2001 and incorporated herein by reference.

  (a)(8)                 Memorandum from Roger L. Koenig to managers of Carrier
                         Access Corporation, dated August 20, 2001.

  (d)(1) Carrier Access Corporation 1998 Stock Incentive Plan, as amended.

  (d)(2)                 Carrier Access Corporation 1995 Stock Option Plan.

  (d)(3)                 Carrier Access Corporation 1998 Stock Incentive Plan
                         Prospectus.